ASX/MEDIA RELEASE	17 July 2006

pSivida amends subordinated convertible debentures

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) has today signed a term sheet with Sandell Asset Management Corporation, investment advisor to Castlerigg Master Investments (the Note Holder) to revise the terms of the Note Holder’s US$15,000,000 subordinated convertible debentures (the Notes).

The Notes will continue to have a three year term and bear 8% interest payable quarterly. The Company may, at its sole discretion, choose to make interest payments in cash and/or the Company’s NASDAQ listed American Depositary Receipt Securities (ADSs). The Note Holder will retain its existing warrants to purchase approximately 633,000 additional ADSs. Those warrants are exercisable for six years at a current exercise price of US$7.17 per ADS (AU$0.98 per ordinary share).

The amended terms, which are subject to the completion of definitive documentation, consist of the following:

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The Notes will be secured by the Company’s current royalties, subject to release of that security upon any disposition by the Company of the royalty stream and the consequent collateral partial payment of the Notes.

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The existing conversion price on the Notes will be reset to US$2.00 per ADS, subject to anti-dilution adjustments relating to future share issuances by the Company, if any, and will be reset based on the market price, if lower, on April 30, 2007.

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The Note Holder will have an option to have up to US$6.25 million of the Notes redeemed on each of July 31, 2007 and January 31, 2008, with the original 15 November 2006 put option and subsequent put options being struck from the Notes.

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The Company may redeem all or any part of the Notes at any time at its option at 108% face value accompanied by an additional five year warrant for 30% of the redemption amount with an exercise price equal to the lower of the conversion price or 75% of the then market price. This new term permits refinancing by the Company at any time.

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The existing minimum cash retention requirement will be struck from the Notes upon the later of aggregate capital raisings of US$15 million or effectiveness of the registration statement filed with US Securities and Exchange Commission (SEC) relating to the Notes and warrants (Registration Statement).

In connection with the amendments, the Company has agreed with the investor as follows:

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The Company will have a further 60 days for the Registration Statement to be declared effective by the SEC, with increased penalties if that deadline is missed, subject to the completion of definitive documentation concerning the amendments by 21 July.

•	The investor will release the Company from any restrictions involving future fundraising efforts maintaining only its right to participate in exchange for redemption of Notes.

•	The Company will grant the Note Holder an additional warrant over approximately 5.7 million ADSs exercisable for five years with US$1.80 per ADS strike price.

•	The Company will prepay US$2.5 million of the existing debt prior to the end of the term of the Notes by means of a US$3.5 million payment.

“These actions taken by the Company free the Company to continue the development of its technology and products without some of the future financial risks and restrictions it had previously under these Notes,” said Gavin Rezos, CEO of pSivida Limited.

“The Company is making operational changes to bring about significant cost savings to make more efficient use of our resources, in particular making better use of our Boston facilities and in keeping with our strategy of moving corporate functions to Boston. Focus will be shifted from any early stage or non-core research and development to completion of late stage clinical trials and subsequent expected commercial returns. Non core areas and early stage programs will only be undertaken with external funding from research or development partners,” said Mr Rezos.

“The Company also has externally funded and self funded programs with biotech companies and large pharmaceutical companies, including evaluation programs with four of the top five large pharmaceutical companies to evaluate the use of our drug delivery technologies to deliver therapeutic compounds of those companies. Some of these evaluation agreements may lead to Licensing arrangements,” Mr Rezos added.

The Company’s core focus is the development of drug delivery products in the healthcare sector, particularly in Ophthalmology and Oncology.

The Company owns the rights to develop and commercialize a modified form (porosified or nano-structured) of silicon known as BioSilicon™ which we believe has versatile applications in drug delivery. The lead BioSilicon™ product in oncology is BrachySil™, a brachytherapy product in pivotal Phase IIb clinical trials, which is being developed for the treatment of inoperable primary liver cancer and in a soon to commence phase IIa clinical trial in pancreatic cancer. The Company has a licensing agreement with Beijing Med-Pharm Corporation for the clinical development, marketing and distribution of BrachySil™ in China.

The Company receives royalties from the sale of its Ophthalmology products, Vitrasert® and RetisertTM, the only two FDA approved sustained release back of the eye treatments for chronic eye disease. Both products are manufactured and sold by global ophthalmology company, Bausch & Lomb (B&L). RetisertTM is also promoted by Novartis Ophthalmic, a business unit of Novartis Pharmaceuticals, in collaboration with B&L. A next generation product, MedidurTM in Phase III clinical trials, is licensed to Alimera Sciences for the treatment of Diabetic Macular Edema, the leading cause of vision loss for Americans under the age of 65.

Wholly-owned subsidiary, AION Diagnostics Inc. recently announced that BioSilicon™ has been shown to be effectively visualized on four key imaging modalities; x-ray, ultrasound, CT and MRI. This discovery could eventually lead to AION Diagnostics being competitively positioned in the multi-billion dollar imaging agent market. It is expected that AION Diagnostics will be a separately funded independent entity in the near term. pSivida will receive royalty payments from AION Diagnostics on successfully commercialised BioSilicon™ diagnostic products under Licence from pSivida.

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSiliconTM and pSivida enjoys a strong relationship with, including access to its cutting edge research and development facilities.

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. The statements reference potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended debentures; issues relating to share registration in the U.S. that may delay our registration; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver programme that is in phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure to commence phase IIa BrachySil™ trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer phase IIa trial to provide a platform for further multicentre efficacy and safety trials; failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the phase III Medidur™ for DME trial;. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.